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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                             Lamonts Apparel, Inc.
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                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
               Class A Warrants to purchase Class A Common Stock
               Class B Warrants to purchase Class A Common Stock
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                        (Title of Class of Securities)

                                   513628404
                                   513628131
                                   513628149
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                                (CUSIP Number)


                             Debbie A. Brownfield
              12413 Willows Road N.E., Kirkland, Washington 98034
                                (404) 814-5700
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 10, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box [ ].


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                 CUSIP Nos. 513628404, 513628131 and 513628149

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1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Troutman Investment Company
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) Not applicable
                                                            (b) Not applicable

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

                                 Not applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)           [ ]

                                 Not applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Oregon
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               7   SOLE VOTING POWER

  NUMBER OF                      Not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH                         Not applicable
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                                 Not applicable
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                                 Not applicable
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

                                 Not applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 Not applicable
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14   TYPE OF REPORTING PERSON*

                                 CO
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Item 1.  Security and Issuer.

     This Schedule 13D/A relates to Class A Common Stock, par value $0.01 per share, Class A Warrants to purchase Class A Common Stock and Class B Warrants to purchase Class A Common Stock of Lamonts Apparel, Inc., a Delaware corporation (the Issuer). The Issuer's principal executive offices are located at 12413 Willows Road N.E., Kirkland, Washington 98034.

Item 2.  Identity and Background.

     (a) The name of the person filing this Schedule 13D/A is Troutman Investment Company (Troutman).

     (b) The address of Troutman's principal office is 86776 McVay Highway, Eugene, Oregon 97405.

     (c) Troutman's principal business is the operation of retail stores selling fashion apparel and home and fashion accessories.

     (d) Not applicable.

     (e) Not applicable.

     (f) Troutman is an Oregon corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     Not applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) On March 10, 1999, Troutman disposed of the following securities of the Issuer by transferring them to Dallas C. Troutman: (i) 2,925,140 shares of Class A Common Stock, which constitute 32.50% of the outstanding shares; (ii) Class A Warrants to purchase 1,810,380

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shares of Class A Common Stock, which constitute 82.17% of the outstanding Class
A Warrants; and (iii) Class B Warrants to purchase 581,181 shares of Class A Common Stock, which constitute 72.63% of the outstanding Class B Warrants. The purchase price for the shares and warrants was paid by Dallas C. Troutman executing and delivering to Troutman a Nonrecourse Promissory Note secured by a Stock Pledge Agreement. As pledgee under the Stock Pledge Agreement, Troutman is not specifically excluded from beneficial ownership of the shares and warrants by Rule 13d-3(d)(3) because Troutman is not a pledgee of securities in the ordinary course of business and is not a person specified in Rule 13d-1(b)(1)(ii). Notwithstanding the lack of specific exclusion from the definition of beneficial owner, Troutman hereby disclaims beneficial ownership of the shares and warrants transferred to Dallas C. Troutman.

     (b) Not applicable.

     (c) As reported on Schedule 13D dated December 23, 1998 filed by Troutman, Troutman acquired the shares and warrants covered by this Schedule 13D/A on December 23, 1998. The price per share for the Class A Common Stock was $0.5918. The price per warrant for the Class A Warrants and Class B Warrants was $0.01. The acquisition was effected pursuant to a Stock Purchase Agreement between Troutman and various shareholders of the Issuer. As described in Item 5(a) of this Schedule 13D/A, Troutman disposed of all the shares and warrants by transferring them to Dallas C. Troutman pursuant to a Sale Agreement between the parties effective March 10, 1999.

     (d) Not applicable.

     (e) On March 10, 1999, Troutman ceased to be the record owner of more than five percent of any class of securities of the Issuer. Troutman disclaims beneficial ownership of the shares and warrants covered by this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 5(a), Troutman is pledgee under a Stock Pledge Agreement covering the shares and warrants reported on this Schedule 13D. In the event of default under such agreement, Troutman would have the right to transfer such shares into the name of Troutman or its designee, which transferee would be entitled to exercise all voting rights represented therein. Troutman is expected to assign such pledge to its commercial lender (the Lender); alternatively, Mr. Troutman is expected to grant a second pledge to the Lender, subject to the rights of Troutman.

Item 7.  Material to be Filed as Exhibits.

     (1) Not applicable.

     (2) Not applicable.

     (3) Nonrecourse Promissory Note and Stock Pledge Agreement.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 18, 1999.

                                        TROUTMAN INVESTMENT COMPANY


                                        By: /s/ Joseph V. Sneddon
                                            ---------------------
                                            Name: Joseph V. Sneddon
                                            Title:  Secretary

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